Exhibit 4.2

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

FISCALNOTE HOLDINGS, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware

FiscalNote Holdings, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

1.

On July 28, 2025, certain stockholders of the Corporation holding at least a majority of the Corporation’s outstanding voting capital stock, including approximately 25.3% of the Corporation’s outstanding Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), and 100% of the Corporation’s Class B common stock, $0.0001 par value per share (the “Class B Common Stock”), or approximately 67.3% of the voting power of the Corporation’s outstanding voting capital stock approved the amendment to Article Fourth (the “Charter Amendment”) of the Corporation’s Certificate of Incorporation (the “Charter”), as set forth below, by written consent.

2.

On July 18, 2025, a resolution was duly adopted by the Corporation’s Board of Directors, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth the Charter Amendment and declaring said Charter Amendment to be advisable.

3.	The Charter Amendment is as follows:

A new paragraph (12) will be added to Article FOURTH Section A. of the Charter as follows:

“12. Reverse Stock Split. Effective as of 4:30 p.m., Eastern Time, on August 29, 2025 (the “Effective Time”), each twelve (12) shares of then outstanding Class A Common Stock and each twelve (12) shares of then outstanding Class B Common Stock (together with the Class A Common Stock, the “Old Common Stock”) shall automatically, without any action on the part of the holders thereof or the Corporation, be combined into one (1) validly issued, fully paid, and non-assessable share of Class A Common Stock (the “New Class A Common Stock”) or one (1) validly issued, fully paid, and non-assessable share of Class B Common Stock (together with the New Class A Common Stock, the “New Common Stock”), as applicable (the “Reverse Stock Split”). No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders who would otherwise be entitled to receive a fractional share due to holding a number of shares not evenly divisible by the exchange ratio within the specified range will have the number of new shares to which they are entitled rounded down to the nearest whole number of shares. Stockholders who otherwise would be entitled to receive fractional shares of our New Common Stock will be entitled to receive cash (without interest or deduction) in lieu of such fractional share interests, in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale of all fractional shares otherwise issuable.

4.	The Charter Amendment was duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Company has caused its corporate seal to be affixed hereto and this Certificate of Amendment to be signed by its this [  ] day of [  ], 2025.

FiscalNote Holdings, Inc.

By:
Name:
Title: